Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Touchstone Select Advisors Trust C Form N-SAR
                  1940 Act File No. 811-8404
                  1933 Act File No.

Ladies and Gentlemen:

Please be advised this is the final N-SAR filing. The Trustees of the Touchstone Series Trust (the "Trust") exercised their authority pursuant to Section 8.2 of the Trust's Declaration of Trust to terminate and liquidate the Select Advisors Trust C. The termination was effective December 31, 1998.

Please note that the Trust has filed its Form N-8f on February 7, 2000. Effective July 25, 2000 the Trust was issued the N-8f order of de-registration. IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the Trust's registration under the 1940 Act shall forthwith cease to be in effect.

Should you have any questions, please call me at (617) 946-1891, or Brian Healy at (617) 204-8557.

Sincerely,


Dan Shea
Investors Bank & Trust Company